Exhibit 99.1

iKang Announces Buyer Group’s Re-Evaluation of Merger

and Request for Extension of Termination Date

BEIJING, September 7, 2018 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced that IK Healthcare Investment Limited (“Parent”) and IK Healthcare Merger Limited (“Merger Sub”) have informed the Special Committee (the “Special Committee”) of the Board of Directors of the Company that Parent and Merger Sub are re-evaluating the commercial viability of the merger (the “Merger”) contemplated under the Agreement and Plan of Merger, dated as of March 26, 2018, entered into by and among Parent, Merger Sub and the Company (as amended on May 29, 2018, the “Merger Agreement”), and have requested an extension of the termination date under the Merger Agreement from September 26, 2018 to October 31, 2018.

Parent and Merger Sub made a public announcement regarding their current intentions with respect to the Merger and their request for an extension of the termination date under the Merger Agreement.  A copy of the announcement is attached as Annex A to this press release.  The Special Committee and the Board of Directors of the Company (the “Board”) are currently evaluating the request to extend the termination date by Parent and Merger Sub.

Due to the absence of any certainty as to whether the Buyer Group will proceed to consummate the Merger (even if the requested extension is agreed by the parties), the Special Committee and the Board are currently evaluating the potential risks to the Company if the Merger process is further delayed in light of, among other factors, the upcoming maturity in December 2018 of certain convertible loan agreements entered into by iKang Healthcare Technology Group Co. Ltd., one of our affiliated PRC entities, with an aggregate outstanding principal amount of RMB850 million (equivalent to approximately US$124.23 million) (the “Convertible Loans”).  The Company currently does not have sufficient cash to repay the Convertible Loans.  If the Merger is not consummated or the process is further delayed, the Company may not have adequate time or otherwise be able to obtain sufficient financing to repay and/or refinance the Convertible Loans in amounts or on terms acceptable to the Company, if at all.  Accordingly, the Special Committee and the Board have instructed management of the Company to explore potential financing alternatives for the Company in the event that the Merger is not consummated.

As previously disclosed, Parent and Merger Sub are not obligated to proceed with consummation of the Merger because the closing condition under Section 7.02(e) of the Merger Agreement is not satisfied.  This closing condition provides that the holders of no more than 15% of the total issued and outstanding shares of the Company have validly served notices of objection under Section 238(2) of the Cayman Islands Companies Law to object to the Merger. As of the deadline for shareholders to serve such notices of objection, the Company had received such notices from holders of the Company’s Class A common shares representing, collectively, approximately 32.37% of the total issued and outstanding shares of the Company.  The Company has formally requested that Parent and Merger Sub waive this closing condition.  However, Parent and Merger Sub have indicated that they do not presently intend to waive the closing condition based on current circumstances. As such, the Company cautions its shareholders and others considering trading its securities that, due to the non-satisfaction of the closing condition in Section 7.02(e) of the Merger Agreement, Parent and Merger Sub are not obligated to consummate the Merger or the other transactions contemplated by the Merger Agreement.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year 2017 ended March 31, 2018, iKang served a total of 6.59 million customer visits under both corporate and individual programs.

As of September 7, 2018, iKang has a nationwide network of 115 self-owned medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang and Zhenjiang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the expected timing of the completion of the Merger; whether various closing conditions for the Merger will be satisfied or waived; the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

Annex A: Buyer Group Re-Evaluates iKang Acquisition and Requests Extension of Termination Date

BEIJING, Sept. 7, 2018 /PRNewswire/ — IK Healthcare Investment Limited (“Parent”) and IK Healthcare Merger Limited (“Merger Sub”) have informed the Special Committee (the “Special Committee”) of the Board of Directors of iKang Healthcare Group, Inc. (the “Company”) that Parent and Merger Sub are re-evaluating the commercial viability of the merger (the “Merger”) contemplated under the Agreement and Plan of Merger, dated as of March 26, 2018, entered into by and among Parent, Merger Sub and the Company (as amended on May 29, 2018, the “Merger Agreement”), and have requested an extension of the termination date under the Merger Agreement from September 26, 2018 to October 31, 2018.

Pursuant to the Merger Agreement, the obligations of Parent and Merger Sub to consummate the Merger are subject to the condition that holders of no more than 15% of the shares of the Company have served notices of objection under Section 238(2) of the Cayman Islands Companies Law (the “Condition”).  On August 20, 2018, the shareholders of the Company approved the Merger Agreement.  However, as previously disclosed by the Company, the Special Committee has notified Parent and Merger Sub that the Condition has not been satisfied.  It is expected that the Company will receive by late September 2018 any formal notices of decision to dissent under Section 238(5) of the Cayman Islands Companies Law (“Dissenter Notices”).

In light of the fact the Condition is not satisfied and the timing for the Company’s receipt of Dissenter Notices, Parent and Merger Sub have requested an amendment to the Merger Agreement which would provide for an extension of the termination date under the Merger Agreement from September 26, 2018 to October 31, 2018 so that the sponsors of Parent and Merger Sub (the “Sponsors”) have sufficient time to re-evaluate the commercial viability of the Merger. The Special Committee is currently considering this request.

The Sponsors do not presently intend to cause Parent and Merger Sub to waive the Condition based on current circumstances. The Sponsors will consider the final percentage of dissenting shareholders among other relevant factors, including the recent business performance of the Company, in determining whether to proceed with consummation of the Merger.

Contact Information

To the Sponsors:

Attention: Terry Yin

Address: Suite 3008, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing

Email: terry.yin@yfc.cn

Fax: +86 10 5969 6010

SOURCE IK Healthcare Investment Limited and IK Healthcare Merger Limited